BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 25, 2012

Mrs. Judith Scarpello, President

Barrier 4, Inc.

6200 E. Canyon Rim Road, #204

Anaheim, California 92807

Re:	Barrier 4, Inc
Registration Statement on Form S-1

Dear Mrs. Scarpello:

We have acted as your counsel in connection with the Registration Statement (the "Registration Statement") on Form S-1 (File No. 333-181147) filed by Barrier 4, Inc., a Nevada corporation (the "Company"), with the Securities and Exchange Commission (the “Commission”) on May 4, 2012 as subsequently amended on June 12,2012 and June 25, 2012, under the Securities Act of 1933, as amended (the "Act"), in connection with the registration of up to 8,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Shares”) to be sold by a certain Selling Shareholder.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. For purposes of rendering this opinion, we have examined the Registration Statement, as amended, the Company’s Articles of Incorporation and Bylaws, and the corporate action of the Company that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials, and as to certain matters of fact that are material to our opinion; we have also relied on a certificate of an officer of the Company. In our examination of documents for purposes of this opinion, we have assumed, and express no opinion as to, the authenticity and completeness of all documents submitted to us as originals, the conformity to originals and completeness of all documents submitted to us as copies, the legal capacity of all persons or entities executing the same, the lack of any undisclosed termination, modification, waiver or amendment to any document reviewed by us, and the due authorization, execution and delivery of all documents by the Selling Shareholder where due authorization, execution and delivery are prerequisites to the effectiveness thereof.

We are admitted to practice law in the State of California, and we render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America, the State of California and the existing State of Nevada Corporation Laws and reported judicial decisions relating thereto.

In accordance with Section 95 of the American Law Institute’s Restatement (Third) of the Law Governing Lawyers (2000), this opinion letter is to be interpreted in accordance with customary practices of lawyers rendering opinions to third parties in connection with the filing of a registration statement with the Commission of the type described herein.

Based upon the foregoing, it is our opinion that:

1.	The Company is a corporation validly existing, in good standing, under the laws of the State of Nevada and; and

2.	The up to 8,000,000 Shares to be sold by the Selling Shareholder pursuant to the Registration Statement are validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the related Prospectus under the caption “Legal Matters.” In giving this consent, we specifically do not allege to being an “expert” within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

This opinion is intended solely for use in connection with issuance and sale of Shares subject to the Registration Statement and is not to be relied upon for any other purpose. This opinion is rendered as of the date first written above and based solely on our understanding of facts in existence as of such date after the aforementioned examination. We assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to our attention whether or not such occurrence would affect or modify any of the opinions expressed herein.

Yours truly,

BARNETT & LINN

William B. Barnett